UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 19, 2008

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant toRule 12g3-2(b) under the Securities Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Recent Development

On May 13, 2008, Westpac Banking Corporation (“Westpac”) and St.George Bank Limited (“St.George”) jointly announced a proposed merger (the “Transaction”). In the Transaction, holders of St.George ordinary shares would be entitled to receive 1.31 Westpac ordinary shares for each St.George ordinary share held on the record date. Based on the closing price of Westpac ordinary shares on the Australian Securities Exchange (“ASX”) on May 9, 2008 of A$25.27 per ordinary share (adjusted to remove the value of Westpac’s interim dividend of A$0.70 per share), the total value of the Westpac ordinary shares to be issued to St.George ordinary shareholders in the Transaction is A$18.6 billion (approximately US$17.6 billion, based on the exchange rate of A$1.00 = US$0.9467 on May 12, 2008, the noon buying rate in New York City for cable transfers payable in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York).

On May 26, 2008, Westpac and St.George announced that a Merger Implementation Agreement had been signed by Westpac and St.George in relation to the Transaction which reflects the key commercial terms that have been agreed by both boards.

Based on publicly available information, St.George is the fifth largest retail bank in Australia, based on market capitalization, and has national operations including retail banking, institutional and business banking, and wealth management. Its operations are primarily in New South Wales and South Australia, as well as Victoria, Queensland, Western Australia, the Northern Territory and the Australian Capital Territory.  In its profit announcement for the half-year ended March 31, 2008, St.George reported it had, as of March 31, 2008, total assets of A$136.3 billion and total liabilities of A$129.4 billion and had a net profit after tax and preference dividends of A$514 million for the half-year ended March 31, 2008.

The following is a description of the principal businesses of St.George based on information contained in the Directors’ Report included in St.George’s Annual Report for the financial year ended September 30, 2007 and the financial results of such businesses for the half-year ended March 31, 2008 as set forth in St.George’s Consolidated Interim Financial Report for the half-year ended March 31, 2008 and the profit announcement for the half-year ended March 31, 2008.  Westpac was not involved in the preparation of such information and the information has not been subject to verification by Westpac or its directors.  As such, we cannot verify or offer you any assurance as to the accuracy, completeness or truth of the information or whether St.George has failed to disclose events that may have occurred, but that are unknown to us, that may affect the significance or accuracy of the information.

Retail Bank (“RB”)

RB is responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

RB is the largest of St.George’s principal businesses by assets, revenues and profits, representing 46.2% of St.George’s total assets at March 31, 2008 and 44.8% and 39.3% of revenues and profit before tax for the half-year ended March 31, 2008, respectively.

RB’s contribution to profit before tax decreased by 7.4% to A$350 million for the half-year ended March 31, 2008 from A$378 million for the half-year ended March 31, 2007.  The decrease was a result of a A$29 million loss from the mortgage insurance investment portfolio and higher funding costs.  RB’s net interest income increased by A$22 million, or 3.8%, to A$594 million for the half-year ended March 31, 2008 from A$572 million for the half-year ended March 31, 2007 reflecting growth in home loans and in retail deposits which was, however, impacted by the widening spread between official cash rates and the 90 day bank bill rate.  Non-interest income declined by A$51 million, or 20.5%, to A$198 million for the half-year ended March 31, 2008 from A$249 million for the half-year ended March 31, 2007 impacted primarily by a negative contribution from the mortgage insurance business investment portfolio that was A$49 million lower than it was in the half-year ended March 31, 2007.  Operating expenses were nearly flat in the half-year ended March 31, 2008, increasing by 1.6% to A$376 million from A$370 million for the half-year ended March 31, 2007.

Institutional and Business Banking (“IBB”)

IBB is responsible for liquidity management, securitization, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing, including invoice discounting.

IBB is the second largest of St.George’s principal businesses by assets, revenues and profits, representing 37.1% of St.George’s total assets at March 31, 2008 and 26.3% and 33.0% of revenues and profit before tax for the half-year ended March 31, 2008, respectively.

IBB’s contribution to profit before tax increased by 25.1% to A$294 million for the half-year ended March 31, 2008 from A$235 million for the half-year ended March 31, 2007.  The increase was in part a result of strong growth in middle market receivable balances.  IBB’s net interest income increased by A$72 million, or 24.2%, to A$370 million for the half-year ended March 31, 2008 from A$298 million for the half-year ended March 31, 2007 reflecting growth in commercial loans and business deposits.  Non-interest income increased by A$14 million, or 17.5%, to A$94 million for the half-year ended March 31, 2008 from A$80 million for the half-year ended March 31, 2007 driven primarily by strong lending, business deposit growth and increased treasury trading activities.  Operating expenses increased by 12.2% to A$147 million for the half-year ended March 31, 2008 from A$131 million for the half-year ended March 31, 2007.  The increase was due to an increased number of relationship managers and interstate expansion.

BankSA (“BSA”)

BSA is responsible for providing retail banking, business banking and private banking services to customers in South Australia and the Northern Territory, as well as rural New South Wales and Victoria.  Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

BSA’s assets represented 11.1% of St.George’s total assets at March 31, 2008 and 12.8% and 14.3% of revenue and profit before tax for the half-year ended March 31, 2008, respectively.

BSA’s contribution to profit before tax increased by 10.4% to A$127 million for the half-year ended March 31, 2008 from A$115 million for the half-year ended March 31, 2007.  BSA’s net interest income increased by A$17 million, or 10.5%, to A$179 million for the half-year ended March 31, 2008 from A$162 million for the half-year ended March 31, 2007 reflecting growth in commercial loan portfolios, retail deposits and the impact of higher wholesale funding costs.  Non-interest income increased by A$1 million, or 2.2%, to A$47 million for the half-year ended March 31, 2008 from A$46 million for the half-year ended March 31, 2007; growth was impacted primarily by a negative contribution from the mortgage insurance investment portfolio.  Operating expenses increased by 5.8% to A$91 million for the half-year ended March 31, 2008 from A$86 million for the half-year ended March 31, 2007.

Wealth Management (“WM”)

WM is responsible for providing superannuation and wealth management administration platforms, investment management and packaging, dealer group services, margin lending, private banking services and general and life insurance.

WM’s assets represented 3.7% of St.George’s total assets at March 31, 2008 and 11.5% and 9.0% of revenue and profit before tax for the half-year ended March 31, 2008, respectively.

WM’s contribution to profit before tax decreased by 20.8% to A$80 million for the half-year ended March 31, 2008 from A$101 million for the half-year ended March 31, 2007.  WM’s net interest income increased by A$3 million, or 6.5%, to A$49 million for the half-year ended March 31, 2008 from A$46 million for the half-year ended March 31, 2007 and was impacted by volatile equity markets that have led to a decline in margin lending balances.  Non-interest income increased by A$2 million, or 1.3%, to A$154 million for the half-year ended March 31, 2008 from A$152 million for the half-year ended March 31, 2007, impacted primarily by significant declines in equity markets, resulting in relatively flat managed funds balances and fee income.  Operating expenses increased by 6.3% to A$102 million for the half-year ended March 31, 2008 from A$96 million for the half-year ended March 31, 2007.

St.George Financial Information

The audited consolidated financial statements of St.George for (i) the financial years ended 30 September 2007 and 2006, as set forth on pages 52-136 of its Annual Report for the year ended 30 September 2007 and (ii) the financial years ended 30 September 2006 and 2005, as set forth on pages 1-144 of its Full Financial Report for the year ended 30 September 2006, in each case together with the related Independent Audit Report, and the unaudited interim consolidated financial statements of St.George for the half-years ended 31 March 2008 and 2007 together with the related Independent Auditors’ Review Report by External Auditors, as set forth in its Consolidated Interim Financial Report for the half-year ended 31 March 2008, are attached hereto as exhibits 1, 2 and 3, respectively, and incorporated herein by reference.

Risk Factors

In addition to the risks and uncertainties discussed in the sections entitled ‘Risk factors’, ‘Competition’ and ‘Risk management’ in our 2007 Annual Report on Form 20-F and in the section entitled ‘Principal risks and uncertainties’ in our Interim Financial Report for the half-year ended 31 March 2008, as a result of the Transaction, we face the following additional risks which could have a significant impact on our performance.

Consummation of the Transaction is subject to the prior satisfaction or waiver of certain conditions. There can be no assurance that these conditions will be satisfied or waived and that we will complete the Transaction.

The conditions to the consummation of the Transaction include (i) the receipt of all necessary regulatory approvals, including, approval of the Australian Competition and Consumer Commission, the Australian Securities and Investments Commission, the Australian Securities Exchange, and approvals under the Banking Act 1959 of Australia, the Financial Sector (Shareholdings) Act 1998 of Australia and the Insurance Acquisitions and Takeovers Act 1991 of Australia, (ii) approval by the Federal Court of Australia or the Supreme Court of New South Wales, (iii) approval of the Transaction and certain amendments to the constitution of St.George by the requisite majorities of the shareholders of St.George, (iv) the absence of specified material adverse changes in respect of the consolidated net assets, cash profits or loan impairments expense of St.George or Westpac or events that have a material adverse effect on the ability of St.George or Westpac to perform its obligations under the Merger Implementation Agreement, (v) the absence of certain prescribed actions on the part of St.George or Westpac, and (vi) the absence of injunctions or other restrictions on the consummation of the Transaction.  There can be no assurance that any or all of these conditions will be satisfied or waived.  Furthermore, if the Transaction has not been completed by December 31, 2008, each of Westpac and St.George has a termination right under the Merger Implementation Agreement.  There can be no assurance that the Transaction will be consummated and the merger with St.George will be completed.  Should the Transaction not be completed, Westpac intends to continue to operate under its current operating structure.

Obtaining required regulatory approvals may delay completion of the Transaction, and compliance with conditions and obligations imposed in connection with regulatory approvals could adversely affect our businesses and the businesses of St.George.

The Transaction will require various approvals or consents including from, among others, the Australian Competition and Consumer Commission, the Australian Securities and Investments Commission, the Australian Securities Exchange, the Australian Prudential Regulation Authority, and approvals under the Banking Act 1959 of Australia, the Financial Sector (Shareholdings) Act 1998 of Australia and the Insurance Acquisitions and Takeovers Act 1991 of Australia.  The government entities from which these approvals are required may refuse to grant such approval, or, may impose conditions on, or require divestitures or other changes in connection with, the completion of the Transaction.  These conditions, divestitures or changes could have the effect of delaying completion of the Transaction, reducing the anticipated benefits of the Transaction or imposing additional costs on us or limiting our revenues following completion of the Transaction.  Any of these conditions or required divestitures or changes might have a material adverse effect on our business, results of operations, financial condition or prospects after completion of the Transaction.  Should these conditions or required divestitures or changes have a material impact on the operations or performance of Westpac, or the economics of the merger, it is possible that the Transaction will not proceed.

The information relating to St.George contained in this report, including all St.George financial information, is derived primarily from information made publicly available by St.George, including reports filed with the Australian Securities Exchange.

While we have no knowledge that would indicate that any statements included in this report based upon information made publicly available by St.George are inaccurate, incomplete or untrue, we were not involved in the preparation of such information and, therefore, we cannot verify the accuracy, completeness or truth of the information or any failure by St.George to disclose events that may have occurred, but that are unknown to us, that may affect the significance or accuracy of the information.

Any financial information regarding St.George that may be detrimental to us (including, after the completion of the Transaction) and that has not been publicly disclosed by St.George, may have an adverse effect on the benefits we expect to achieve in the Transaction.

We may fail to realize the business growth opportunities, cost savings and other benefits anticipated from, or may incur unanticipated costs associated with, the Transaction and our results of operations, financial condition and the price of our securities may suffer.

There is no assurance that our proposed merger with St.George will achieve the business growth opportunities, cost savings and other benefits we anticipate.  This may be because the assumptions upon which we assessed the Transaction, including the anticipated benefits and the factors we used to determine the merger consideration, may prove to be incorrect, as, among other things, such assumptions were based on publicly available information.

Any unanticipated delays in the completion of the Transaction and/or the integration of our operations and those of St.George may impact our assumptions regarding the benefits we expect to derive from the Transaction and may delay such benefits.

We may become subject to unknown liabilities of St.George, which may have an adverse effect on our financial condition and results of operations.

In determining the terms and conditions of the Transaction, we used publicly available information relating to St.George.  This information has not been subject to verification by us or our directors. In addition, we were able to carry out only a limited due diligence exercise in respect of the business of St.George.  As a result, after the completion of the Transaction, we may be subject to unknown liabilities of St.George, which may have an adverse effect on our financial condition and results of operations.

The integration of our operations and those of St.George following the Transaction may present significant challenges to our management which could distract our management from focusing on and growing our business.

There is likely to be a significant degree of difficulty and management distraction inherent in the process of integrating the operations of St.George with our businesses.  These difficulties include (i) carrying on the separate customer facing business operations of Westpac and St.George while integrating their back office operations; (ii) consolidating the head office operations; (iii) integrating the business cultures; (iv) integrating business systems, including information, finance and risk systems; and (v) retaining key officers and employees.  As a result of such distraction, management may fail to respond effectively to the competitive environment and the financial condition and results of the combined business could be adversely affected.

We may be unable to complete the Transaction if St.George receives a merger proposal from another party before the Transaction is completed.

There is a risk that St.George may receive a merger proposal from another party before the Transaction is completed.  While the Merger Implementation Agreement contains certain exclusivity provisions, those provisions do not prevent another party making a competing merger proposal for St.George.  If such competing proposal is superior to Westpac’s proposal, the board of directors of St.George may choose to recommend the competing proposal, in which case Westpac may terminate the Merger Implementation Agreement and the Transaction would not proceed.  If such circumstance eventuated, Westpac would not realize the anticipated benefits of the Transaction and would not be able to recover any costs associated with the Transaction.

INDEPENDENT AUDITORS

The audited consolidated financial statements of St.George including the notes to those financial statements, as of September 30, 2007 and 2006, and for each of the years than ended, included in this report have been audited by KPMG, independent accountants, as stated in their report appearing in the Annual Report of St.George for the year ended September 30, 2007 and Full Financial Report of St.George for the year ended September 30, 2006, respectively, included in this report.

With respect to the unaudited interim financial information for the six month period ended March 31, 2008 of St.George, included herein, KPMG, independent accountants, have reported that they applied limited procedures in accordance with professional standards for a review of such information.  However, their separate report included herein states that they did not audit and they do not express an opinion on that interim financial information.  Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

KPMG may be able to assert a limitation of liability with respect to claims arising out of its audit reports to the extent it is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia (the “Professional Standards Act”) and The Institute of Chartered Accountants in Australia (NSW) Scheme adopted by The Institute of Chartered Accountants in Australia and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the “NSW Accountants Scheme”) or, in relation to matters occurring prior to October 7, 2007, the predecessor scheme.  The Professional Standards Act and the NSW Accountants Scheme may limit the liability of KPMG for damages with respect to certain civil claims arising in, or governed by the laws of, New South Wales directly or vicariously from anything done or omitted in the performance of its professional services in relation to St.George, including, without limitation, its audits of the financial statements of St.George, to the lesser of ten times the reasonable charge for the service by KPMG that gave rise to the claim and a maximum liability for audit work of A$75 million or, in relation to matters occurring prior to October 7, 2007, A$20 million. The limit does not apply to claims for breach of trust, fraud or dishonesty.

Exhibit No.	Description

1	Annual Report of St.George Bank Limited and its Controlled Entities for the year ended 30 September 2007
2	Full financial report of St.George Bank Limited and its Controlled Entities for the year ended 30 September 2006
3	Consolidated Interim Financial Report, for the half year ended 31 March 2008, for St.George Bank Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: June 19, 2008	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer